Exhibit 26

MARCONI ANNOUNCES FIRST EUROPEAN SALE OF NEW
BXR-48000 MULTISERVICE SWITCH-ROUTER PLATFORM

London — December 6, 2002 — Marconi (MONI) today announced the sale of its new multiservice switch-router, the BXR-48000, to a leading European financial institution. This is the first sale of the BXR-48000 in Europe and the first into a commercial customer. The initial sale of the BXR-48000 came in September to the United States federal government.

The BXR-48000 is a 480 Gbps protocol-agnostic switch-router designed specially to overcome the limitations of traditional networks while helping operators and enterprises to evolve to more efficient packet-based networks.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly
Public Relations
Marconi PLC
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi PLC
+44 (0) 207 306 1735
heather.green@marconi.com